CERTIFICATE OF QUALIFIED PERSON

Mark Paul Hertel, P. Geo.
AMEC E&C Services Inc.
4435 E. Holmes
Mesa, AZ 85206-3362
Tel: 480 648 5341
Fax: 480 648 7321
mark.hertel@amec.com

I, Mark Paul Hertel, am employed as a Principal Geologist with AMEC E&C Services Inc.

This certificate applies to the technical report entitled “Michelin Uranium Project, Labrador, Canada, NI 43-101 Technical Report on Preliminary Assessment” and dated 1 August 2009 (the “Technical Report”), prepared on behalf of Fronteer Development Group Inc.

I am registered as a Professional Geologist by the Sate of Arizona Board of Technical Registration (# 47588). I graduated from Southern Illinois University, Carbondale, Illinois in 1978 with a B.S. degree in Geology and from Metropolitan State College, Denver Colorado, in 1987 with a B.S. degree in Mathematics.

I have practiced my profession for 26 years. I have been directly involved in exploration, resource and reserve estimation, geologic modeling and mine planning for a variety of commodities including uranium, oil, copper, cobalt, gold, silver and industrial minerals.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Michelin Uranium Project on 24 September 2009.

I am responsible for Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 17, 20, 21, 22, and 23 of the Technical Report.

I am independent of Fronteer Development Group Inc. as independence is described by Section 1.4 of NI 43–101.

I have been involved with the Michelin uranium project since July 2009 as part of preparation of this Technical Report.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Mark Paul Hertel P. Geo.

Dated: 23 October 2009

AMEC E&C Services
2001 W. Camelback Road
Phoenix, Arizona
Tel (602) 343-2400
Fax (602) 343-2499	www.amec.com